UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2004            File No.    0-50880

White Knight Resources Ltd.

(Name of Registrant)

#922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(Address of principal executive offices)

1.

News Release dated September 28, 2004

2.

News Release dated September 30, 2004

3.

Notice of Meeting for the Annual General Meeting on December 16, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.

(Registrant)

Dated: October 25, 2004	By: /s/Megan Cameron-Jones Megan Cameron-Jones, Corporate Secretary and Director

White Knight Resources Ltd.

Suite 922, 510 West Hastings Street

Vancouver, BC V6B 1L8

Tel: (604) 681-4462 Fax: (604) 681-0180

Website: www.whiteknightres.com

E-Mail: info@whiteknightres.com

N E W S  R E L E A S E

Drilling Commences at Indian Ranch Project,

Cortez Trend, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

September 28, 2004

White Knight Resources Ltd. (the “Company”) announces that Placer Dome U.S. Inc. (“PDUS”) has commenced drilling on the Company’s 75% owned Indian Ranch property located within the prolific Cortez Trend, north central Nevada.

During the past year, PDUS conducted geological, geochemical and geophysical programs on the property which covers a portion of a covered Lower Plate window. The principal stratigraphic, structural and intrusive geologic features, plus gold mineralization recognized in and around the Indian Ranch window, closely resemble the geologic settings within productive portions of the Cortez Trend. The announced drill program is anticipated to comprise an initial six holes totaling 2,000 metres which are currently permitted, with a further four drill holes totaling approximately 1,000 metres awaiting archaeological clearance before drilling may commence.

The Company owns an undivided 75% interest and Chapleau Resources Ltd. owns an undivided 25% interest in the property. PDUS may earn a 60% interest by spending US$2,000,000 over a four-year period. Upon vesting its 60% ownership, PDUS can elect to earn an additional 15% by financing a feasibility study on the property.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.

Chairman of the Board

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this release.

White Knight Resources Ltd. Suite 922, 510 West Hastings Street Vancouver, BC V6B 1L8 Tel: (604) 681-4462 Fax: (604) 681-0180 Website: www.whiteknightres.com E-Mail: info@whiteknightres.com	Consolidated Odyssey Exploration Inc. Suite 303, 595 Howe Street Vancouver, BC V6C 2T5 Tel: (604) 718-2800 Fax: (604) 718-2808 Website: www.odysseyexplorations.com E-Mail: info@odysseyexplorations.com

N E W S R E L E A S E

Agreements executed on New Pass and
Squaw Creek Projects, Nevada

Vancouver, British Columbia September 30, 2004

White Knight Resources Ltd. (TSX-WKR) and Consolidated Odyssey Exploration Inc. (TSX-ODE) announce that they have executed two separate agreements whereby ODE may earn a 50% interest in both WKR’s 100% owned New Pass and Squaw Creek gold properties located in north-central Nevada. The terms of each agreement provide for exploration expenditures of US$2,000,000, share issuances of 500,000 shares and cash payments of US$500,000 over a four-year period. Upon vesting a 50% interest in a property, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study. WKR and ODE have agreed to jointly pay a finders fee of $20,000 in cash or shares on each property.

New Pass Property

The New Pass property is located in Churchill County, 27 miles west of Austin, Nevada. Gold mineralization on the property is hosted in medium to thin bedded silty and carbonaceous limestones of the Triassic Lower Augusta Mountain Formation. A previous owner of the property, Westmont Gold Inc., calculated a gold resource of 3,371,000 tons at an average grade of 0.042 oz/ton gold using a 0.02 oz/ton cutoff (142,000 ounces of gold). This resource has not been audited to NP43-101 standards. The known gold resource is confined to an auriferous jasperoid that outcrops at surface and dips below cover at about 45o to the west. The higher-grade portion of the jasperoid is at least 2,900 feet long and averages 100 feet in width. Sampling indicates that significant gold mineralization occurs in decalcified silty limestone outboard of the jasperoid but previous work did not focus on this style of mineralization. Management believes that the potential for large additions to the gold resource lie within these decalcified zones. Some of the best drill intercepts from previous work are as follows:

Drill Hole	Interval in Feet	Au Content (oz/ton)	Au Content (ft-oz)
NP 22	15	0.371	5.6
NP 26	25	0.259	6.5
NP 28	75	0.203	15.2
NP 45	35	0.138	4.8
NP 50	45	0.232	10.4
NP 54	30	0.231	6.9
NP 88-8	30	0.162	4.9
NP 88-24	30	0.208	6.2
NP 92-1	90	0.210	18.9

Squaw Creek Property

The Squaw Creek property is located 42 miles due north of Battle Mountain, Nevada and lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend, six miles north of the Dee Mine in the Lower Plate Bootstrap Window. Strongly anomalous gold mineralization has been consistently intersected in drill holes over an area 3 miles long by 1 mile wide. The gold occurs within silicified and brecciated zones often more than 100 feet thick in Paleozoic sedimentary rocks of the Upper Plate and in overlying Miocene age volcanics. Thick zones of Carlin-style gold mineralization are also hosted within silty dolomitic sediments which may be part of the Rodeo Creek Formation indicating the presence of nearby auriferous Lower Plate host rocks. Significant drill intercepts from previous drilling by WKR include:

Drillhole	Length (feet)	Gold (oz/ton)
SC 99-7	5	0.120
SC 99-10	135	0.024
SC 99-11	90	0.021

The principal target on the property is a Carlin-type disseminated gold deposit hosted in carbonate rocks within and below the Rodeo Creek Formation which hosts significant gold reserves at some of the mines within the Carlin Trend.

On behalf of the Board of Directors,

On behalf of the Board of Directors

“John M. Leask”

“Basil Pantages”

John M. Leask, P.Eng.

Basil Pantages

Chairman of the Board

President, Director

White Knight Resources Ltd.

Consolidated Odyssey Exploration Inc

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

October 6, 2004

British Columbia Securities Commission PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: White Knight Resources Ltd.
ISIN:	CA 9639001051
Meeting Date:	December 16, 2004
Record Date for Notice:	November 5, 2004
Record Date for Voting:	November 5, 2004
Beneficial Ownership Determination Date:	November 5, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Janet Cleary"

Janet Cleary

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: Manitoba Securities Commission

cc: New Brunswick Securities Commission

cc: Newfoundland Securities Commission

cc: Nova Scotia Securities Commission

cc: Ontario Securities Commission

cc: TSX Venture Exchange

cc: P.E.I. Securities Commission

cc: Quebec Securities Commission

cc: Saskatchewan Securities Commission

cc: Registrar of Securities - NT

cc: Registrar of Securities - YT

cc: Nunavut

cc: CDS Inc.